UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐Form 11-K ☒ Form 10-Q ☐Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2018

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: ____________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

LRAD Corporation

Full Name of Registrant

16990 Goldentop Road, Suite A

Address of Principal Executive Office (Street and Number)

San Diego, California 92127

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

LRAD Corporation is unable to file, without unreasonable effort and expense, its Quarterly Report on Form 10-Q for the three and six months ended March 31, 2018, because additional time is required to complete the financial statements related to its acquisition of Genasys Holding S.L. on January 18, 2018. It is anticipated that the Quarterly Report on Form 10-Q will be filed on or before May 21, 2018.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Dennis Klahn, CFO	(858)	676-1112
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

LRAD Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2018	By:	/s/ Dennis Klahn
Dennis Klahn

FORM 12b-25

NOTIFICATION OF LATE FILING

Part IV (3) -- Explanation of Response

LRAD Corporation anticipates that its results of operations included in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2018 will reflect:

●	an increase in Total Revenues for the three and six months ended March 31, 2018 of $2,126,057 and $6,813,289, respectively.

●	an increase in Gross Profit for the three and six months ended March 31, 2018 of $1,102,135 and $3,835,165, respectively.

●	an increase in Operating Expenses for the three and six months ended March 31, 2018 of $933,542 and $1,346,131, respectively.

●	an increase in Income from Operations for the three and six months ended March 31, 2018 of $168,593 and $2,489,034, respectively.

●	a decrease in Income Tax Expense for the three months ended March 31, 2018 of $10,834 and an increase in Income Tax Expense for the six months ended March 31, 2018 of $3,184,582.

●	an increase in Net Income for the three months ended March 31, 2018 of $162,558 and an increase in Net Loss for the six months ended March 31, 2018 of $708.015.